EXHIBIT 12. Statement Re: Computation of Ratio of Earnings to Fixed Charges
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

	Six Months Ended June 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
	(Unaudited)
Consolidated pretax income	$1,511.3	$2,790.0	$3,000.3	$5,889.3	$5,408.2	$5,349.5
Interest (1)	114.0	216.0	187.1	184.2	198.8	211.7
Less interest capitalized during the period	(27.4)	(54.8)	(38.3)	(24.1)	(21.0)	(25.7)
Earnings	$1,597.9	$2,951.2	$3,149.1	$6,049.4	$5,586.0	$5,535.5
Fixed charges	$114.0	$216.0	$187.1	$184.2	$198.8	$211.7
Ratio of earnings to fixed charges	14.0	13.7	16.8	32.8	28.1	26.1

(1)
Interest is based upon interest expense reported as such in the consolidated condensed statements of operations and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.